Exhibit 99.1

NYSE-A: ROY	NR 09-08
TSX: IRC	May 13, 2009

INTERNATIONAL ROYALTY CORPORATION
REPORTS 2009 FIRST QUARTER RESULTS

DENVER, COLORADO – May 13, 2009 - International Royalty Corporation (NYSE-Amex: ROY, TSX: IRC) (the "Company" or “IRC”) today reported its 2009 first quarter financial results. All figures are in United States dollars unless noted otherwise.

Financial Highlights

Royalty revenues for the three months ended March 31, 2009 were $7,099,000, as compared to $10,283,000 for the three months ended March 31, 2008. The decrease is due to a decline in revenue from the Voisey’s Bay mine of $3.7 million offset by royalty revenue from the newly acquired Skyline thermal coal mine of $325,000 and the newly commissioned Gwalia Deeps gold mine of $314,000.

Revenue recognized from the Voisey’s Bay mine was $5.9 million for the quarter ended March 31, 2009, compared to $9.6 million in the first quarter of 2008. The decrease in revenue from Voisey’s Bay was due to significantly lower nickel prices in 2009 compared to 2008, offset somewhat by an increase in production of contained nickel in concentrate. Total contained nickel in concentrates paid on the Voisey’s Bay mine during the quarter ended March 31, 2009 was approximately 53.3 million pounds compared to approximately 38.0 million pounds for the quarter ended March 31, 2008. The average price of nickel, however, dropped during the quarter from $12.38 per pound in 2008 to $4.69 per pound in 2009.

Net earnings during the quarter increased $900,000 to $3.3 million, or $0.04 per share, compared to $2.4 million, or $0.03 per share for the same period in 2008.

In March 2009, the Canadian government enacted new legislation which will allow qualifying taxpayers the ability to file their 2008 and subsequent Canadian tax returns using a functional currency which is other than the Canadian dollar. As a result of the legislation becoming substantively enacted for financial reporting purposes in the three months ended March 31, 2009, foreign currency losses of approximately $1.8 million previously recognized in 2008 were reversed in March 2009 and have been recorded as a foreign currency gain on the consolidated statement of operations for the three months ended March 31, 2009.

Also, as a result of this new legislation, the Company translated its non-monetary assets to a U.S. value using the foreign currency exchange rate of CA$1.00 to US$1.012, the rate provided for by the new legislation. The use of this rate to lock in the U.S. dollar value of the assets created a permanent benefit in the tax basis of certain of the company’s assets. This change in tax basis created a future tax benefit of $2.0 million, which has been reflected in the consolidated statement of operations for the three months ended March 31, 2009.

Cash flow provided by operations was $4.7 million during the quarter ended March 31, 2009, compared to $6.4 million in the same quarter in 2008.

Cash flows used in investing activities was $5.0 million during the quarter ended March 31, 2009, compared to $1.1 million during the same quarter in 2008. The change is due the acquisition of the producing Johnson Camp royalty on March 31, 2009.

Business Development Activities in the First Quarter of 2009

On March 31, 2009, the Company acquired a 2.50% NSR royalty on Nord Resources Corporation’s (“Nord”) producing Johnson Camp copper mine located in Cochise County, Arizona. Nord commenced mining of new copper ore at the Johnson Camp mine in February of 2009 and expects to ramp-up to an average annual production rate of 25 million pounds of copper by this spring. The mine is projected to have a life of 16 years based upon current Proven and Probable Reserves of 66.6 million tonnes grading 0.335% copper for total contained copper of 492 million pounds1. Beginning after January 1, 2010, the royalty rate for any given year can be adjusted slightly upward if certain annual production targets are not met, and downward if excess production allows previous short-falls to be recovered. However, the cumulative rate on copper production can never fall below 2.50%. The royalty rate on any metals other than copper can be reduced to 1.25%, if cumulative copper production from the mine exceeds 250 million pounds within twelve years.

Developments on Existing Royalties

In January 2009, Vale Inco reached a new operating agreement with the Government of Newfoundland and Labrador which included limiting shipments of nickel in concentrate to an average of 55,000 tonnes per year through 2013. Despite the decrease in expected production levels from 2008, this new production rate will be more in line with the original mining plan of 2004. There are no limits on copper and cobalt concentrates. Actual shipments of nickel in concentrate totalled 74,219 tonnes in 2008; 58,023 tonnes in 2007; and 30,424 tonnes in 2006. Due to the lower production levels and the lower nickel and copper prices, management expects the 2009 revenues, amortization and royalty tax expense from Voisey’s Bay to decrease from 2007 and 2008.

The Pascua royalty is a sliding-scale royalty on the Pascua-Lama gold project which straddles the Chile-Argentina border, operated by Barrick Gold Corporation (“Barrick”). The acquired royalties apply to the gold and copper produced from the Pascua, i.e., the Chilean side, of the Pascua-Lama project. IRC’s share of the royalty is a linear sliding-scale NSR royalty ranging from 0.4725% at a gold price of $300 per ounce and below to 3.15% at a gold price of $800 per ounce and above. On April 28, 2009, Chilean tax authorities reached an accord with their counterparts in Argentina over tax issues related to the Pascua-Lama gold project, but said some minor issues remain to be resolved. On May 7, 2009, Barrick announced formal construction approval for the Pascua-Lama project. Barrick, pending certain permits, has stated that they expect to commission the mine in late 2012 and begin production in early 2013 at an annual rate of 750,000 to 800,000 ounces per year at a cash cost of $20-$50 per ounce.2 According to statements made in Barrick’s conference call announcing the construction decision at Pascua-Lama, production in the early years of the mine is expected to be from the Chilean portion of the ore body.

In June/July of 2009, production is expected to begin at Wega Mining’s Inata gold project (Belahouro) in Burkina Faso, West Africa on which the Company holds a 2.5% net smelter returns royalty. Wega Mining recently agreed to a business combination with Avocet Mining PLC that is expected to give the project access to sufficient resources for timely completion and start-up.3

In the first week of June, 2009, copper cathode production is expected to begin at Inmet Mining Corporation’s Las Cruces copper project in Spain on which the Company holds a 1.5% NSR royalty. Annual production at Las Cruces is planned to average 72,000 tonnes of cathode copper over the life of the mine.4

St Barbara Limited, operating in Western Australia, started production at its Gwalia Deeps underground gold project in the fourth quarter of 2008 at an initial annual rate of 100,000 ounces per year of gold and is expected to ramp up to 200,000 ounces per year within 18 months. The Company holds a 1.5% NSR royalty on Gwalia Deeps. Production at the Gwalia Deeps project for the first quarter of 2009 totalled 23,000 ounces.5

In the third quarter of 2008, OZ Minerals Ltd. began production at its Avebury nickel project in Tasmania, Australia. The first sales occurred in August 2008 and IRC recorded its first royalty payment in the third quarter of 2008. On December 19, 2008, OZ Minerals announced that it put the Avebury nickel mine on care and maintenance until further notice due to current market conditions and the low nickel prices. OZ Minerals has recently agreed to sell various assets, including the Avebury mine to China Minmetals Non-ferrous Metals Company Limited (“Minmetals”). Minmetals has announced that they will keep the Avebury mine on care and maintenance until further notice and require the price of nickel to reach US$6.00 per pound to reopen the mine.6

In the fourth quarter of 2007, Mercator Gold Plc (“Mercator”) began gold production at its Meekatharra operations in Western Australia at an expected initial rate of 120,000 ounces per year. Production began in the Yaloginda project area, where the Company owns a 0.45% NSR royalty and was expected to expand into the Paddy’s Flat project area in 2009, where IRC’s royalty rate increases to 1.5%. Production in the Yaloginda project area for 2008 totalled 39,000 ounces. In October 2008, Mercator suspended production due to unsafe conditions on a highway near the edge of the pit. The government has since moved the road. Mercator was also placed in voluntary administration while it raises new funding or sells the project.7 If sold, the mine will remain subject to IRC’s royalty.

References:
1.	Johnson Camp Mine Project Feasibility Study pursuant to NI 43-101 dated December 28, 2007.
2.	Barrick Gold Corporation, News Release, May 7, 2009
3.	Avocet Mining PLC, News Release, April 29, 2009
4.	Inmet Mining Corporation Investor Presentation, BMO Capital Markets 2009 Global Metals & Mining Conference, February 23, 2009
5.	St Barbara Ltd Financial Results for the Twelve Months Ended June 30, 2008.
6.	OZ Minerals press release dated May 6, 2009
7.	Mercator Gold PLC, Mining and Finance Update, September 25, 2009

Summary of Financial Information:

($ thousands, except per share data)(unaudited)	Three months ended March 31
	2009	2008
Statement of Operations
Royalty revenues	$7,099	$10,283
Earnings (loss) from operations	(80)	2,800
Net earnings	3,305	2,411
Basic and diluted earnings per share	0.04	0.03

Statement of Cash Flows
Cash provided by operating activities	4,680	6,397

	March 31,	December 31,
	2009	2008
Balance Sheet
Total assets	$373,417	$376,570
Shareholders’ equity	299,230	297,280

Payable production and revenues on the Company’s royalties and average metal prices received were as follows:

Production and revenue (unaudited)

			Payable Production (1)		Revenue (thousands)
			Quarter Ended March 31,		Quarter Ended March 31,
Mine	Commodity	Royalty	2009	2008	2009	2008

Voisey’s Bay					$5,933	$9,598
	Nickel	2.7% NSR	53,267	37,956
	Copper	2.7% NSR	16,228	33,857
	Cobalt	2.7% NSR	8,954	1,570

Southern Cross	Gold	1.5% NSR	37	36	506	529

Skyline	Thermal Coal	1.413	757	-	325	-

Gwalia Deeps	Gold	1.5% NSR	23	-	314	-

Williams	Gold	0.25% NSR	54	38	121	87

Meekatharra	Gold	0.045% NSR	-	11	-	43

Avebury (2)	Nickel	2.0% NSR	-	-	(104)	-

(1)

Gold is in thousands of ounces; nickel, copper and cobalt are in thousands of contained pounds in concentrate. Silver ounces are converted to gold ounce equivalents by dividing silver revenue by the average price of gold during the period.

(2)	2009 amount represents an adjustment upon settlement of revenue from the fourth quarter of 2008.

Average metal prices realized (in US$) (unaudited)

	Quarter Ended
	March 31,
	2009	2008
Gold, per ounce	$911	$976
Thermal coal, per tonne	30.38	-
Nickel, per pound (1)	4.69	12.38
Copper, per pound (1)	1.50	2.65
Cobalt, per pound (1)	11.11	45.95

(1)	Before transportation, smelting and refining costs.

Complete financial results are available on SEDAR and on the Company’s website at www.internationalroyalty.com.

IRC invites you to participate in its Annual General Meeting of Shareholders and First Quarter 2009 Results conference call and webcast.

The Company will host this conference call Wednesday, May 13, 2009 at 11:00 AM EDT, 9:00 AM MDT.

To participate in the conference call, please dial 416 644-3419 or toll free 800 591-7539. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

To participate via webcast, go to:

http://w.on24.com/r.htm?e=144389&s=1&k=87032492DC2FEDE097C4D3C9AD89E5FF

Replay archive: Please dial 877 289-8525, passcode 2130 4477 followed by the pound (#) sign. The conference call will be archived from Wednesday, May 13, 2009 1:00 PM EDT to Wednesday, May 20, 2009 11:59 PM EDT.

This press release has been reviewed by Peter Clarke of SRK Consulting, a qualified person for the purposes of National Instrument 43-101.

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds more than 85 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project in Chile, a 1.5% NSR on the Las Cruces copper project in Spain and a 1.5% NSR on approximately 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX: IRC) as well as the NYSE – Amex (NYSE-A: ROY).

On behalf of the Board of Directors,
INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver
Chairman and CEO

For further information, please contact:
Jack Perkins, Director of Investor Relations: (303) 991-9500
Douglas B. Silver, Chairman and CEO: (303) 799-9020
info@internationalroyalty.com
www.internationalroyalty.com

Renmark Financial Communications Inc.

Barbara Komorowski: bkomorowski@renmarkfinancial.com
Tel.: 514-939-3989
Fax: 514-939-3717
www.renmarkfinancial.com

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in this release are forward-looking statements, such as statements that describe IRC's expectations in regards to the production start dates for the Las Cruces, Belahouro and Pascua projects on which IRC has royalties, expected rates of production, lives of mine and expected cash costs. Financial information contained in this press release is unaudited. In certain cases, forward-looking statements can be identified by the use of words or phrases such as “plans”, “expects”, “anticipates”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, or “does not anticipate”, or “believes” or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements depending on, among others, such key factors as the ability of the mine operators to finance, develop, reopen, restart or successfully place their projects into production, including the price of nickel, pending permits, and access to financial resources. IRC’s forward-looking statements in this release regarding the effect of new tax legislation, benefits of tax legislation, projected royalty revenue, ongoing production and royalties, projected amortization and royalty tax exposure, anticipated governmental or regulatory impact on projects and the anticipated timing of the start of production on several of the projects on which it has royalties are based on certain assumptions. Such assumptions include, but are not limited to, the validity of statements made by the project operators in the public domain, commodity prices, accuracy of project operator projections, governmental regualtion, and project operators’ ability to finance, construct and successfully operate these properties. The forward-looking statements included in this release represent IRC’s views as of the date of this release. While IRC anticipates that subsequent events and developments may cause IRC’s views to change, IRC specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this release. Although IRC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on any forward-looking statements.

The terms “Proven and Probable Reserves” used in this press release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves Definitions and guidelines adopted by the CIM Council. These definitions differ from similar terms used in the United States, where a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made. You should not assume that Proven and Probable Reserves used in this press release are consistent with United States standards.